UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a‑16 OR 15d‑16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF DECEMBER 2024

COMMISSION FILE NUMBER 001-39081
BioNTech SE
(Translation of registrant’s name into English)
An der Goldgrube 12
D-55131 Mainz
Germany
+49 6131-9084-0
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20‑F or Form 40‑F: Form 20‑F ☒ Form 40‑F ☐
Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(7): ☐

INFORMATION INCLUDED AS PART OF THIS FORM 6-K

BioNTech SE (the “Company”) previously disclosed that it was in discussions with the University of Pennsylvania (“Penn”) concerning royalties and other related amounts allegedly owed on sales of the Company’s, and its collaboration partner, Pfizer Inc.’s (“Pfizer”), COVID-19 vaccine since commercialization.

On December 23, 2024, the Company entered into a binding term sheet with Penn (the “Term Sheet”) to provide terms on which the Company retains license rights under certain Penn patent rights in order to allow it to continue to pursue development and commercialization of Licensed Products (as defined in the Patent Sublicense Agreement entered into between the Company and Cellscript LLC as of July 19, 2017 (the “PSA”)). Under the terms of the Term Sheet, the Company and Penn would enter into a Settlement Agreement, pursuant to which the Company would, among other things, pay up to $467.0 million to Penn, consisting of $400.0 million as royalties for calendar years 2020-2023, up to $15.0 million in funding for a three-year extension of the research term of the Company’s and Penn’s vaccine alliance, and $52.0 million as a contribution to a research and development investment fund to be jointly managed by the Company and Penn (the “Settlement Payment”). The Company’s execution of the Term Sheet does not in any way constitute an admission of liability with respect to any allegation raised by Penn, all of which the Company expressly denies, and nothing in the Term Sheet shall be taken as or construed to be an admission by the Company as evidence supporting any such allegation, any matter of fact or law, any violation of law or any other liability whatsoever.

Pursuant to the Term Sheet, the Company and Penn agreed to enter into a side letter to the PSA to provide for a low single-digit percentage royalty on Net Sales of Licensed Products (each as defined in the PSA) for 2024 onwards and provide a framework for a license for use in combination products which would include the COVID-19 vaccine used in combination with other active pharmaceutical ingredients. The Company and Penn further agreed in the Term Sheet to make amendments to (i) their existing Collaboration and License Agreement, dated October 9, 2018, as amended on September 8, 2021 and December 22, 2021, including the three-year extension of the research term, in connection with which the Company would provide additional funding of up to $15.0 million as discussed above, and (ii) their existing Collaboration and License Agreement dated January 18, 2023.

Upon partial receipt of the Settlement Payment, Penn has agreed to dismiss with prejudice the litigation Penn filed against the Company and its former subsidiary, BioNTech RNA Pharmaceuticals GmbH, in the U.S. District Court for the Eastern District of Pennsylvania (Civil Action No. 2:24-cv-3801 The Trustees of the University of Pennsylvania v. BioNTech SE and BioNTech RNA Pharmaceuticals GmbH) in connection with the historical royalty dispute between the parties, and to waive any claims or rights Penn may have had against the Company in connection with such historical royalty dispute.

In connection with the Term Sheet and proposed Settlement Agreement, Pfizer has agreed to reimburse the Company for up to $170.0 million of the claimed royalties payable to Penn for 2020-2023 sales in connection with the proposed Settlement Agreement.

SIGNATURE
Pursuant to the requirements of the Exchange Act, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioNTech SE

By:	/s/ Jens Holstein	By:	/s/ Dr. Sierk Poetting
	Name: Jens Holstein		Name: Dr. Sierk Poetting
	Title: Chief Financial Officer		Title: Chief Operating Officer
Date: December 27, 2024